Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

April 9, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Ventures Inc. (the “Company”)
Amendment No. 1 to Form S-1 filed February 10, 2010
File No. 333-164845

Dear Mr. Schwall:

Attached please find copies of Amendment No. 1 to the referenced registrant’s Form S-1 (“Amendment No. 1 to Form S-1”) and a redlined Amendment No. 1 to Form S-1, submitted pursuant to the staff’s comment letter dated March 10, 2010.

Amendment No. 1 to the Form S-1 was filed with the Commission via EDGAR on March 24, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 1 to the Form S-1.

In response to the staff’s comments in its February 10, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Registration Statement on Form S-1

Acquisition of the Monty Lode Property, page 18

1.
We note that the information you provided was based on the “Geological Evaluation Report on the Monty Lode Mining Claim, Yellow Pine Mining District, Clark County, Nevada, USA,” prepared by Mr. Laurence Sookochoff, P. Eng., on September 24, 2009. Rule 436 of Regulation C provides that when a Securities Act filing quotes or summarizes a report or opinion of an expert, you must file as an exhibit the expert’s written consent to the inclusion of the quotation or summarization in the registration statement. Accordingly, if Mr. Sookochoff is deemed to be an expert, please include the required consent from Mr. Sookochoff in your next amendment. Alternatively, if Mr. Sookochoff is not deemed to be an expert, please revise your corresponding disclosures, as necessary.

The company has complied with this comment. Please see page 18 to Amendment No. 1 to the Form S-1.

H. Roger Schwall
April 9, 2010

Description of the Property, page 19

2.
You state, “The property owned by Mascot Ventures, on which the net proceeds of the offering will be spent, is the Monty Lode Claim…” [Emphasis added.] This appears to contradict other disclosures in your registration statement, which indicated that you will not receive any proceeds from the sale of your common stock offered by selling security holders through the prospectus, and that all proceeds from such sales will go solely to the selling security holders. Please revise your disclosure to eliminate any inconsistency.

The company has complied with this comment. Please see page 19 to Amendment No. 1 to the Form S-1.

Market for Common Equity and Related Stockholder Matters, page 25

Holders, page 26

3.
We note your statement that “The selling stockholders are offering hereby up to 1,860,000 shares of common stock at an exercise price of $0.10 per share [Emphasis added.]” Please explain what is meant by “exercise” price, or review to remove the references to an “exercise” price.

The company has complied with this comment. Please see page 26 to Amendment No. 1 to the Form S-1.

SEC Filing Plan, page 27

4.
Upon effectiveness of this Form S-1, you will be subject to the reporting obligations of Regulation 15D under the Exchange Act of 1934. Revise your statement that you “intend to become a reporting company” to indicated that you will be required to file annual and periodic reports subsequent to the effectiveness of the Form S-1.

The company has complied with this comment. Please see page 27 to Amendment No. 1 to the Form S-1.

H. Roger Schwall
April 9, 2010

Directors, Executive Officers, Promoters and Control Persons, page 29

5.
On pages 29 and 30, Wendy Wildmen is referred to as “Ms. Wildmen.” However, on page 32, and in Exhibit 10.1, Wendy Wildmen referred to as “Mr. Wildmen.” On page 29, Wendy Wildmen’s age is stated to be 59; on page 30, it is stated to be 50. Please advise us regarding the inconsistencies and correct your filing accordingly throughout.

The company has complied with this comment. Please see pages 29, 30 and 32 and Exhibit 10.1 to Amendment No. 1 to the Form S-1.

6.
On page 29, Clive Hope is referred to as “Ms. Clive Hope.” On page 30, Clive Hope is referred to as “Mr. Hope.” On page 29, Clive Hope’s age is stated to be 55; on page 30, it is stated to be 50. Please advise us regarding these inconsistencies and correct your filing accordingly throughout.

The company has complied with this comment. Please see pages 29 and 30 to Amendment No. 1 to the Form S-1.

Certain Relationships and Related Transactions, page 32

7.	We note that you have not included here all of the items reported in Note 3 to the financial statements on page F-9 and F-10. Please explain.

The company has complied with this comment. Please see page 32 to Amendment No. 1 to the Form S-1.

Financial Statements, page F-1

Note 1 – Nature of Operations, page F-7

8.
You state in the first sentence of the second paragraph, “These financial statements have been prepared on a going concern basis which assumes the Company will not be able to realize and discharge its liabilities in the normal course of business for the foreseeable future.” [Emphasis added.] It appears, however, that your use of the word “not” is inconsistent with other disclosures in your filing, and the fact that the financial statements were prepared assuming you are a going concern, though there is also significant doubt as to your ability to continue as a going concern, expressed by you and your auditor.

The company has complied with this comment. Please see page F-7 to Amendment No. 1 to the Form S-1.

H. Roger Schwall
April 9, 2010

Information Not Required in Prospectus, page II-1

Other Expenses of Issuance and Distribution, page II-1

9.
The amount of SEC Registration Fee you indicate in the table presented here amounts to $10.38, which does not agree with the corresponding amount presented on the cover of the filing, which is $13.26. Please revise your disclosure to eliminate any inconsistency.

The company has complied with this comment. Please see page II-1 to Amendment No. 1 to the Form S-1.

Undertakings, page II-3

10.
We note that the language in your Undertaking differs somewhat from the language required by Item 512 of Regulation S-K. Please ensure that you conform the language in your filing to the requirements of Item 512.

The company has complied with this comment. Please see page II-3 to Amendment No. 1 to the Form S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo